SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549



                           FORM 11-K

            (Mark One)

  [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934


           For the Plan year ended December 31, 1997


                               OR


        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                 Commission file number 1-3523



                          A.  Full title of the Plan:

                              WESTERN RESOURCES, INC.
                              EMPLOYEES' 401(K) SAVINGS PLAN

                         B.   Name of issuer of the securities held
                              pursuant to the plan and the address
                              of its principal executive office:

                              WESTERN RESOURCES, INC.
                              818 Kansas Avenue
                              Topeka, Kansas  66612

                                               EIN:  48-0290150
                                                       PN:  004









                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(K) SAVINGS PLAN


     FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

            Report of Independent Public Accountants



To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(K) SAVINGS PLAN, as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 31, 1997, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Kansas City, Missouri,
June 26, 1998

                                               EIN:  48-0290150
                                                        PN: 004


                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(K) SAVINGS PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   DECEMBER 31, 1997 AND 1996

                                         1997                1996
ASSETS
INVESTMENTS:
  Western Resources, Inc. Investment
    Contract Fund                        $ 62,810,650        $ 64,475,290
  Vanguard Windsor Fund                   115,488,510          90,616,436
  Vanguard Money Market Reserves,
    Prime Portfolio                         8,419,646           8,128,588
  Western Resources, Inc. Common
    Stock Fund                             68,105,025          51,029,233
  Loan Fund                                16,912,202          16,228,456
  Vanguard Wellington Fund                 16,854,010          11,404,547
  Vanguard Index Trust 500 Portfolio
    Fund                                   17,913,964           8,804,188
  Vanguard PRIMECAP Fund                   27,832,793          13,816,671
  Fidelity Magellan Fund                   34,871,118          28,809,605
  Fixed Income Fund                        15,165,855          16,601,172
  Vanguard International Growth
    Portfolio                               1,876,580                -
  Vanguard Bond Index Fund-Total
    Bond Market Portfolio                     531,093                -
    Total Investments                     386,781,446         309,914,186

Other Receivables                                -                 24,529
Interest and Dividends Receivable             864,846             886,090

CONTRIBUTIONS RECEIVABLE:
  Participant                                 259,676             378,317
  Employer                                     72,563             112,246
    Total Assets                          387,978,531         311,315,368

LIABILITIES
ACCOUNTS PAYABLE                               89,854             112,264

NET ASSETS AVAILABLE FOR BENEFITS        $387,888,677        $311,203,104

          The accompanying notes to financial statements are an integral part of these statements.

                                               EIN:  48-0290150
                                                        PN: 004



                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1996



                                             1997                 1996
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year            $311,203,104         $268,576,124

ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair Value
    of Investments                         35,762,049            8,332,893
  Interest                                  5,931,485            6,222,638
  Dividends                                27,275,525           17,804,491

      Total Investment Income              68,969,059           32,360,022

CONTRIBUTIONS:
  Participant                              15,282,172           15,187,999
  Employer                                  4,463,372            4,510,938

      Total Contributions                  19,745,544           19,698,937

      Total Additions                      88,714,603           52,058,959

DEDUCTIONS:
  Benefits Paid                           (12,054,784)          (9,721,020)
  Other                                       (84,920)             (60,154)

      Total Deductions                    (12,139,704)          (9,781,174)

TRANSFERS FROM OTHER PLANS                    110,674              349,195

NET INCREASE                               76,685,573           42,626,980

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                  $387,888,677         $311,203,104


          The accompanying notes to financial statements are an integral part of these statements.

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General-- The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. Prior to October 1, 1996, substantially all employees were eligible to participate after one year of service as defined. Effective October 1, 1996, newly hired full time employees may contribute to the Plan on a pre-tax or after tax basis without Company match, beginning on the first day of the month following employment. Matching employer contributions commence after the employee has completed one year of service. Starting October 1, 1996, the plan also allows employees to increase their contribution percentages the first of any month from the first of any quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Effective January 1, 1995, participants of the plan are allowed to make tax deferred contributions of between 1% and 14% of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pre-tax cash contributions, effective January 1, 1995, participants could elect to make after-tax contributions of between 1% and 4% of earnings. Cash contributions up to the first 6% of a participant's earnings are matched 50% by the Company. Participants are fully vested in all contributions and earnings thereon. The Plan allows rollover contributions into the Plan.

     Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company match accounts.

     Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with Plan terms.

     (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

     (d) Investment Funds--During 1997 and 1996, participants in the Plan could elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds could be made in 10% increments. Participants could also elect to transfer investments between funds.

     The Western Resources, Inc. Investment Contract Fund is a fund which invests in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principal investments. Principal of these investments, and interest thereon, are obligations of the issuing companies. Neither Vanguard, the Company, or the Federal government guarantees either principal or interest in such investments.

     The Vanguard Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

     The Vanguard Money Market Reserves - Prime Portfolio is a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

     The Western Resources, Inc. Common Stock Fund, established October 1, 1988, with assets transferred from The Kansas Power and Light Company Tax Reduction Act Stock Ownership Plan (TRASOP) and Employee Stock Ownership Plan of The Gas Service Company (ESOP) upon termination, is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

     The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     The Vanguard Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

     The Vanguard Index Trust-500 Portfolio is a growth and income fund which seeks to provide long-term capital growth. The Vanguard Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

     The Vanguard PRIMECAP Fund is invested entirely in the Vanguard PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     The Fidelity Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Fixed Income Fund is invested in a Metropolitan Life Insurance Company Investment Contract. No new monies are allowed to be deposited in this fund after the transfer of its interest from the Kansas Gas & Electric 401(k) Plan.

     Vanguard International Growth Portfolio invests in the stocks of about 200 companies located in roughly 30 countries around the world.

     Vanguard Bond Index Fund-Total Bond Market Portfolio invests in about 1,500 bonds from a variety of industries in an attempt to match the performance and risk characteristics of the unmanaged Lehman Brothers Aggregate Bond Index. The investments range from short-term bonds that mature in about a year to long-term bonds that mature in 20 or 30 years, giving the Fund an average maturity of about nine years.

     The above funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company (Vanguard), except the Fidelity Magellan Fund which is managed by Fidelity Investments Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Western Resources, Inc. Investment Contract Fund, Fixed Income Fund, and Vanguard Money Market Reserves, Prime Portfolio are stated at cost which approximates market value as determined by Vanguard. Investments in the Loan Fund are stated at face value.

     (e) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account.
     Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan over 1 to 5 years for general purpose loans and up to 30 years for principle residence loans, provided that the age criteria is met.

     (f) Income Taxes--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

     (g) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

     (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31, 1997 and/or 1996:

                                            1997                 1996

     Metropolitan Life Insurance
       Company, investment contract
       #14403, general account          $  5,260,425          $12,214,391
     Vanguard/Windsor Fund               115,488,510           90,616,436
     Western Resources, Inc.
       Common Stock                       67,941,677           51,021,493
     Metropolitan Life Insurance
       Company, investment contract
       #12651/20105, general account      15,165,269           16,600,616
     Fidelity Magellan Fund               34,871,118           28,809,605
     Vanguard Money Market Reserves,
       Prime Portfolio                    18,398,231           20,886,443
     Loan Fund                            16,912,202           16,228,456
     Vanguard PRIMECAP Fund               27,832,793           13,816,671

(4) PLAN AMENDMENTS:

Effective January 1, 1998, the definition of annual compensation was amended to include merit recognition awards, incentive compensation program payments, and commissions.

(5) ONEOK TRANSFER:

Effective November 30, 1997, the Company sold substantially all of its gas operations to ONEOK, Inc., in exchange for a 45 percent ownership interest in ONEOK, Inc. On November 30, 1997, employees who were participants in Western Resources, Inc. Employees' 401(k) Savings Plan, as amended, became Participants in the ONEOK, Inc. KGS 401(k) Thrift Plan (the ONEOK Plan). At July 31, 1998, the fair market value of those employees' accounts under the Western Resources Inc. Employees' 401(k) Savings Plan, shall be rolled into the ONEOK Plan. At December 31, 1997, the fair market value of the assets to be rolled into the ONEOK Plan are $105,439,102.

(6) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.

(5)  Fund Information (continued):

                                                  Year Ended December 31, 1997


                                                           Money         Company
                            Investment                     Market        Common
                            Contracts       Windsor       Reserves       Stock           Loan

ADDITIONS
Investment Income:
  Net appreciation
  in fair value of
  investments               $     -      $  1,973,881    $     -       $19,238,996    $     -
Interest                     3,753,286           -             -             9,214     1,202,709
Dividends                         -        18,438,209       463,755      2,473,632          -

                             3,753,286     20,412,090       463,755     21,721,842     1,202,709

Contributions:
  Participant                2,091,401      4,869,903       452,485      1,449,775          -
  Employer                     625,431      1,416,674       141,268        436,672          -

                             2,716,832      6,286,577       593,753      1,886,447          -

Total additions              6,470,118     26,698,667     1,057,508     23,608,289     1,202,709

DEDUCTIONS

Benefits paid               (3,939,138)    (2,496,502)     (925,723)    (1,899,849)     (336,611)
Other                           36,518        (14,964)       (6,350)          (486)         -

  Total deductions          (3,902,620)    (2,511,466)     (932,073)    (1,900,335)     (336,611)

Net increase (decrease)
  prior to transfers         2,567,498     24,187,201       125,435     21,707,954       866,098

TRANSFERS

Interfund transfers         (4,238,039)       661,562       165,623     (4,632,238)     (182,352)
Transfers-other plans            5,901         23,311          -                76          -

Total transfers             (4,232,138)       684,873       165,623     (4,632,162)     (182,352)

Net increase (decrease)     (1,664,640)    24,872,074       291,058     17,075,792       683,746

Net assets available
 for benefits:
Beginning of year           64,475,290     90,616,436     8,128,588     51,029,233    16,228,456

End of year                $62,810,650   $115,488,510   $ 8,419,646    $68,105,025   $16,912,202



                                          (Continued)

(5)  Fund Information (continued):

                                                  Year Ended December 31, 1997


                                             Index
                                           Trust-500                                   Fixed
                            Wellington     Portfolio      PRIMECAP      Magellan       Income

ADDITIONS
Investment Income:
Net appreciation
 in fair value of
 investments                $1,509,046    $ 3,351,041    $4,657,162   $ 5,077,353    $     -
Interest                          -              -             -             -          930,544
Dividends                    1,398,675        350,412       983,300     2,236,461          -

                             2,907,721      3,701,453     5,640,462     7,313,814       930,544

Contributions:
  Participant                1,455,343      1,258,957     1,733,889     1,545,792          -
  Employer                     426,645        357,047       482,807       462,662          -

                             1,881,988      1,616,004     2,216,696     2,008,454          -

Total additions              4,789,709      5,317,457     7,857,158     9,322,268       930,544

DEDUCTIONS

Benefits paid                 (365,656)      (283,550)     (472,983)     (543,749)     (773,229)
Other                          (10,430)          (500)         (735)       (1,472)        4,093

  Total deductions            (376,086)      (284,050)     (473,718)     (545,221)     (769,136)

Net increase (decrease)
  prior to transfers         4,413,623      5,033,407     7,383,440     8,777,047       161,408

TRANSFERS

Interfund transfers          1,034,591      4,057,226     6,618,374    (2,761,029)   (1,596,725)
Transfers-other plans            1,249         19,143        14,308        45,495          -

Total transfers              1,035,840      4,076,369     6,632,682    (2,715,534)   (1,596,725)

Net increase (decrease)      5,449,463      9,109,776    14,016,122     6,061,513    (1,435,317)

Net assets available
 for benefits:
Beginning of year           11,404,547      8,804,188    13,816,671    28,809,605    16,601,172

End of year                $16,854,010    $17,913,964   $27,832,793   $34,871,118   $15,165,855


                             (continued)

(5)  Fund Information (continued):

                                            Year Ended December 31, 1997


                                     International       Total
                              Growth           Bond
                                      Portfolio         Market          Other          Total

ADDITIONS
Investment Income:
Net appreciation in fair
 value of investments                $   (59,374)      $  13,944     $      -       $35,762,049
Interest                                    -               -            35,732       5,931,485
Dividends                                 81,931          20,036        829,114      27,275,525

                                          22,557          33,980        864,846      68,969,059

Contributions:
 Participant                             140,064          24,888        259,675      15,282,172
 Employer                                 35,863           5,739         72,564       4,463,372

                                         175,927          30,627        332,239      19,745,544

Total additions                          198,484          64,607      1,197,085      88,714,603

DEDUCTIONS

Benefits paid                            (17,746)            (48)          -        (12,054,784)
Other                                       (740)           -           (89,854)        (84,920)

  Total deductions                       (18,486)            (48)       (89,854)    (12,139,704)

Net increase prior to transfers          179,998          64,559      1,107,231      76,574,899

TRANSFERS

Interfund transfers                    1,695,391         466,534     (1,288,918)           -
Transfers-other plans                      1,191            -              -            110,674

Total transfers                        1,696,582         466,534     (1,288,918)        110,674

Net increase (decrease)                1,876,580         531,093       (181,687)     76,685,573

Net assets available for benefits:
 Beginning of year                          -               -         1,288,918     311,203,104

 End of year                          $1,876,580        $531,093     $1,107,231    $387,888,677



(5)  Fund Information (continued):
                                                  Year Ended December 31, 1996


                                                           Money         Company
                            Investment                     Market        Common
                             Contracts      Windsor       Reserves       Stock           Loan

ADDITIONS
Investment Income:
  Net appreciation
  (depreciation) in fair
  value of investments      $     -       $10,062,095    $     -       $(3,783,983)   $     -
Interest                     3,780,296           -          369,912         11,216     1,017,792
Dividends                         -         8,660,885          -         2,563,118          -

                             3,780,296     18,722,980       369,912     (1,209,649)    1,017,792

Contributions:
  Participant                2,302,303      4,775,895       428,544      1,680,865          -
  Employer                     703,075      1,398,776       140,738        500,479          -

                             3,005,378      6,174,671       569,282      2,181,344          -

Total additions              6,785,674     24,897,651       939,194        971,695     1,017,792

DEDUCTIONS

Benefits paid               (3,420,750)    (2,470,027)     (298,645)    (1,245,537)     (244,282)
Other                           29,289        (12,820)       (5,200)          (940)         -

  Total deductions          (3,391,461)    (2,482,847)     (303,845)    (1,246,477)     (244,282)

Net increase (decrease)
  prior to transfers         3,394,213     22,414,804       635,349       (274,782)      773,510

TRANSFERS

Interfund transfers         (2,372,193)      (933,908)      869,564        249,807     1,753,927
Transfers-other plans            6,820         50,301        72,878         34,583          -

Total transfers             (2,365,373)      (883,607)      942,442        284,390     1,753,927

Net increase (decrease)      1,028,840     21,531,197     1,577,791          9,608     2,527,437

Net assets available
 for benefits:
Beginning of year           63,446,450     69,085,239     6,550,797     51,019,625    13,701,019

End of year                $64,475,290    $90,616,436   $ 8,128,588    $51,029,233   $16,228,456



                                          (Continued)

(5)  Fund Information (continued):

                                                  Year Ended December 31, 1996


                                             Index
                                           Trust-500                                    Fixed
                            Wellington     Portfolio      PRIMECAP       Magellan       Income

ADDITIONS
Investment Income:
Net appreciation
 (depreciation) in fair
 value of investments       $  595,109    $ 1,131,350    $1,569,703   $(1,241,381)   $     -
Interest                          -              -             -             -        1,011,334
Dividends                      870,404        167,541       401,350     4,287,191         -

                             1,465,513      1,298,891     1,971,053     3,045,810     1,011,334

Contributions:
  Participant                1,419,079        873,678     1,488,955     1,840,363         -
  Employer                     422,321        262,124       421,761       549,418         -

                             1,841,400      1,135,802     1,910,716     2,389,781         -

Total additions              3,306,913      2,434,693     3,881,769     5,435,591     1,011,334

DEDUCTIONS

Benefits paid                 (430,212)      (178,761)     (177,898)     (484,640)     (770,268)
Other                           (8,060)          (540)         (700)         -           26,552

  Total deductions            (438,272)      (179,301)     (178,598)     (484,640)     (743,716)

Net increase (decrease)
  prior to transfers         2,868,641      2,255,392     3,703,171     4,950,951       267,618

TRANSFERS

Interfund transfers          1,272,883      2,526,326     1,281,960    (1,800,373)   (1,785,219)
Transfers-other plans           20,523         53,730        35,800        74,560         -

Total transfers              1,293,406      2,580,056     1,317,760    (1,725,813)   (1,785,219)

Net increase (decrease)      4,162,047      4,835,448     5,020,931     3,225,138    (1,517,601)

Net assets available
 for benefits:
Beginning of year            7,242,500      3,968,740     8,795,740    25,584,467    18,118,773

End of year                $11,404,547    $ 8,804,188   $13,816,671   $28,809,605   $16,601,172


                             (continued)

(5)  Fund Information (continued):

                                             Year Ended December 31, 1996


                                             Other               Total
ADDITIONS
Investment Income:
Net appreciation
  (depreciation) in fair
  value of investments                    $      -            $  8,332,893
Interest                                       32,088            6,222,638
Dividends                                     854,002           17,804,491

                                              886,090           32,360,022

Contributions:
  Participant                                 378,317           15,187,999
  Employer                                    112,246            4,510,938

                                              490,563           19,698,937

Total additions                             1,376,653           52,058,959

DEDUCTIONS

Benefits paid                                    -              (9,721,020)
Other                                         (87,735)             (60,154)

  Total deductions                            (87,735)          (9,781,174)

Net increase (decrease)
  prior to transfers                        1,288,918           42,277,785

TRANSFERS

Interfund transfers                        (1,062,774)                -
Transfers-other plans                            -                 349,195

Total transfers                            (1,062,774)             349,195

Net increase (decrease)                       226,144           42,626,980

Net assets available
  for benefits:
    Beginning of year                       1,062,774          268,576,124

    End of year                          $  1,288,918         $311,203,104



                                                 EIN:  48-0290150
                                                          PN: 004
                                                      PAGE 1 OF 2


                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(K) SAVINGS PLAN

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       DECEMBER 31, 1997
                                    Number                           Current
    Description                     Of Units           Cost           Value
AIG Life, investment
  contract #944                    4,253,361       $4,253,361      $4,253,361

Deutsche Bank, investment
  contract #1 general account      4,442,659        4,442,659       4,442,659

Deutsche Bank, investment
  contract #2, general account     4,401,947        4,401,947       4,401,947

John Hancock Mutual Life
  Insurance Company, investment
  contract #7307, general
  account                          8,464,505        8,464,505       8,464,505

Metropolitan Life Insurance
  Company, investment contract
  #14403, general account          5,260,425        5,260,425       5,260,425

Morgan Guaranty, investment
 contract #96-17, general
 account                           2,155,129        2,155,129       2,155,129

Morgan Guaranty, investment
 contract #96-18, general
 account                           2,134,305        2,134,305       2,134,305

NatWest Markets Sam, investment
 contract #185A                    6,220,645        6,220,645       6,220,645

New York Life Insurance Company,
  investment contract #30313       4,112,040        4,112,040       4,112,040

Principal Mutual Life Insurance
 Company, investment contract
 #418026                           4,811,882        4,811,882       4,811,882

Union Bank of Switzerland,
 investment contract #2127         6,739,101        6,739,101       6,739,101

Metropolitan Life Insurance
 Company, Group Annuity
 Contract #20105, general
 account                          15,165,269       15,165,269      15,165,269

*Vanguard/Windsor Fund             6,801,443      103,610,674     115,488,510

*Vanguard Money Market
  Reserves, Prime Portfolio       18,398,231       18,398,231      18,398,231

                                               EIN:  48-0290150
                                                       PN:  004
                                                    PAGE 2 OF 2

                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(K) SAVINGS PLAN

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       DECEMBER 31, 1997

                                    Number                           Current
    Description                     Of Units           Cost           Value

*Vanguard/PRIMECAP Fund             703,381       $21,415,421      $27,832,793

*Vanguard Index Trust 500
   Portfolio Fund                   198,889        13,391,982       17,913,964

*Vanguard/Wellington Fund           572,292        14,289,445       16,854,010

*Fidelity Magellan Fund             366,024        27,703,271       34,871,118

*Vanguard International Growth
   Portfolio                        114,495         1,955,018        1,876,580

*Vanguard Bond Index Fund-Total
   Bond Market Portfolio             52,636           520,178          531,093

*Western Resources, Inc.
   Common Stock                   1,580,039        37,566,355       67,941,677

*Participant Loans, at interest
   rates ranging from 14% to 6%                    16,912,202       16,912,202

      Total Investments                          $323,924,045     $386,781,446


*Investment with party-in-interest to the Plan.

                                               EIN:  48-0290150
                                                       PN:  004
                                                    Page 1 of 2


                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(K) SAVINGS PLAN

    LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                       DECEMBER 31, 1997
                                                Amount Received      Unpaid
                                  Original     During Reporting      Balance
                                   Amount            Year            at End      Amount Overdue
Identity and Address of Obligator  of Loan    Principal  Interest    of Year   Principal Interest
Jarus, Keith J.                   $6,800.00   $ 765.99  $ 185.04  $ 2,693.84   $ 265.55  $ 51.46
301 N. Madison
Brainard, NE 68521
###-##-####

Detailed Description of Loan - General purpose loan; dated 11/30/94; 7.9% interest rate; 96 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Weeks, Roger Waldeen              $20,000.00  $1,665.49  $ 541.11  $14,620.65  $2,044.47 $563.33
441 E. Webster
Louisville, KS 66450
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/16/95; 7.6% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Weeks, Roger Waldeen              $10,000.00  $  557.97  $ 240.67  $ 9,442.03 $  863.14  $334.82
441 E. Webster
Louisville, KS 66450
###-##-####

Detailed Description of Loan - General purpose loan, dated 01/28/97; 7.4% interest rate, 120 semi-monthly successive installments, respectively.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Williams, Cynthia A.              $ 8,100.00  $ 858.36   $ 84.72   $ 2,265.67  $ 885.34  $ 57.74
2227 North 88th
Kansas City, KS 66109
###-##-####

Detailed Description of Loan - General purpose loan; dated 09/23/93, 6.2% interest rate, 120 successive monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Powers, Quintein E.               $30,000.00  $3,437.05 $1,399.27  $26,145.26 $1,783.96 $634.20
420 E. Hickory, #0-107
Hesston, KS 67062
###-##-####

Detailed Description of Loan - General purpose loan; dated 11/14/96, 7.5% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Whitebread, Glenn W.              $15,000.00  $1,271,09 $ 184.31  $ 6,432.89 $1,835.52 $202.04
420 South Elmore, Box 102
Lecompton, KS 66050
###-##-####

Detailed Description of Loan - General purpose loan; dated 05/05/94, 6.2% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

                                                 EIN:  48-0290150
                                                         PN:  004
                                                      Page 2 of 2


                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

     LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                        DECEMBER 31, 1997
                                                Amount Received      Unpaid
                                  Original     During Reporting      Balance
                                   Amount            Year            at End      Amount Overdue
Identity and Address of Obligator  of Loan    Principal  Interest    of Year   Principal Interest
Whitebread, Glenn W.              $24,000.00  $1,001.23  $436.31   $22,998.77  $2,409.40 $944.86
420 South Elmore, Box 102
Lecompton, KS 66050
###-##-####

Detailed Description of Loan - General purpose loan; dated 01/17/97, 7.4% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.

Elliott, Larry C.                 $17,500.00  $1,594.15  $111.95   $ 3,317.44  $2,304.37 $ 84.17
401 S. Mitchell
Warrensburg, MO 64093
###-##-####

Detailed Description of Loan - General purpose loan; dated 03/26/93, 6.4% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1998 and will be treated as a 1998 distribution to the participant.


                                               EIN:  48-0290150
                                                       PN:  004


                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

               FOR THE YEAR ENDED DECEMBER 31, 1997

                               Type of              Dollar          Net Gain
   Investment                Transaction  Number    Value (1)        (Loss)

Vanguard Money Market         Purchases  195   $ 9,763,510  $     -
  Reserves, Prime            Sales         204      9,472,452           -
  Portfolio

Vanguard/Windsor Fund         Purchases  223    34,392,584        -
                         Sales           243    11,494,391   2,101,357

Western Resources, Inc.       Purchases  159    11,539,034        -
  Common Stock Fund*          Sales           231    13,702,238      2,247,930

Vanguard/PRIMECAP Fund       Purchases     227     16,130,883           -
                             Sales         195      6,771,923        594,745

Western Resources, Inc.
  Investment Contract        Purchases     220     12,652,956           -
  Fund                       Sales         240     14,316,696           -



 (1) Amount shown in this column is cost of purchases or proceeds from sales.


   * This fund consists of two investments, Western Resources, Inc. Common
     Stock and Vanguard Money Market Reserves, Prime Portfolio. The Trustee is unable to split the transaction detail between the two investments.


                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTERN RESOURCES, INC.
EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                    Title                   Date


 /s/ S. L. Kitchen                 Chairman            June 26, 1998



 /s/ Ira W. McKee, Jr.             Member              June 26, 1998



 /s/ John K. Rosenberg             Member              June 26, 1998



 /s/ Kenneth T. Wymore             Member              June 26, 1998

                         EXHIBIT INDEX


Exhibit
Number                   Description of Documents           Page

   23                    Consent of Independent Public Accountants
                    (filed electronically)